Exhibit 99.1

Borr Drilling Limited – Invitation to Webcast and Conference Call for Q2 2026 Results

Hamilton, Bermuda, July 15, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (the “Company”) plans to release its financial results for the second quarter of 2026 (April 1 to June 30) after the close of trading on NYSE on Tuesday, August 11, 2026.

A conference call and webcast are scheduled for 09:00 New York time (15:00 CEST) on Wednesday, August 12, 2026.

The earnings report, webcast and accompanying presentation will be available on the Investor Relations section of the Company’s website at www.borrdrilling.com.

In order to listen to the live presentation, participants may do one of the following:

a)    Webcast
To access the webcast, please use the following link:
https://edge.media-server.com/mmc/p/69yr7kfu

b)    Conference Call
To register for the conference call, please use the following link: https://register-conf.media-server.com/register/BI9a8feba2bec24305a13e1ae81e2cf8eb

Participants will receive dial-in details on screen and via email and may choose to dial in with their unique PIN or select “Call me” and provide telephone details for the system to link them automatically.

Participants are encouraged to dial in 10 minutes before the start of the call.

Webcast Replay:
After the live call, a replay of the webcast will be made available via the following link: https://edge.media-server.com/mmc/p/69yr7kfu

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208, ir@borrdrilling.com